April 27, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010          via Telecopy 202-772-9368 (9369)
Attention: Lily Dang

Re:	Harvest Natural Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2005, filed February 27, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2006, filed April 20, 2006 File No. 001-10762
Dear Mr. Hiller,
Harvest Natural Resources Inc. (Harvest) is in receipt of your letter dated April 25, 2006 which requested an explanation of certain disclosures made in the aforementioned filings. Harvest acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) Harvest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Background Information
Harvest would like to preface its responses to your questions with the following background information. Harvest is the parent of a consolidated group of companies. Harvest has offices in Houston, Texas and Moscow, Russia and undeveloped acreage offshore the People’s Republic of China. All of Harvest’s oil and gas producing operations are conducted through its 80 percent-owned subsidiary, Harvest Vinccler, C.A. (Harvest Vinccler), a Venezuelan corporation which operates the South Monagas Unit under an Operating Service Agreement. On March 31, 2006, Harvest Vinccler signed a Memorandum of Understanding (MOU) with PDVSA Petroleo, S.A. and Corporacion Venezolana del Petroleo S.A. (CVP) to convert its Operating Service Agreement (OSA) to a mixed company (the Mixed Company) subject to certain conditions. This agreement was included as Exhibit 10.2 to Form 10-Q for Fiscal Quarter Ended March 31, 2006. Upon completion of the conversion as outlined in the MOU, a Harvest affiliate will own 40 percent of the shares of the Mixed Company (32 percent net to Harvest) and CVP will own the remaining 60 percent. Conversion of the OSA to the Mixed Company is subject to 1) completion of definitive agreements, 2) finalization of agreement on additional consideration, 3)

approval by the board of directors of the entities which control Harvest Vinccler, 4) approval by the shareholders of Harvest and 5) approval by the Venezuelan Ministry of Energy and Petroleum and the Venezuelan National Assembly. Upon completion of the conversion, there will be an adjustment between the parties to obtain the same economic result as if the conversion had been completed on April 1, 2006. As of the date of this letter the conversion has not been completed.
Form 10-K of the Fiscal Year Ended December 31, 2005
Risk Factors, page 13
Comment 1
“We note your disclosure on page 14 in which you explain your 80 percent-owned subsidiary, Harvest Vinccler would be insolvent in the event it is required to pay the taxes currently imposed by SENIAT. However, you also state that you believe such tax payments would not impact your cash position. Please explain the basis for your belief, considering the preliminary tax assessment is approximately $85 million excluding penalties, and in light of your disclosure suggesting various conditions are present which will have a material adverse effect on your subsidiary’s financial position, results of operations and cash flows.”
Response
Our disclosure on page 14 indicated that Harvest Vinccler, “To the extent such events would cause the liabilities of Harvest Vinccler to exceed its assets, Harvest Vinccler would be insolvent.” (Emphasis added.) Harvest Vinccler is an incorporated Venezuelan company in which 80 percent of the stock is owned indirectly by Harvest, and except in a few instances where Harvest has acted as a guarantor, Harvest Vinccler is required to meet its own operating and financial obligations. Harvest Vinccler is solely responsible for its tax liabilities and Harvest is not a guarantor of those liabilities. Harvest Vinccler’s cash position was $23 million of the balance reported on Form 10-K. This amount was short of the amount claimed by the Venezuelan tax authorities, hence the basis for our comment. The SENIAT (Venezuela income tax authority) and Harvest Vinccler have formed a working group to review the tax assessment for possible resolution of these claims. The last sentence of the last paragraph on page 14 states, “We believe that these actions would not impact the cash or cash equivalent position of Harvest Natural Resources Inc. or its other subsidiaries (emphasis added), which totaled $140.0 million at December 31, 2005.” This sentence draws the distinction between Harvest Vinccler and its liabilities and its parent, Harvest Natural Resources, Inc. and its separate cash. We believe the $140 million ($163 million as reported on Form 10-K less $23 million applicable to Harvest Vinccler) is adequate to continue our business strategy independent of our Venezuelan operations.

Financial Statements
Supplemental Information on Oil and Natural Gas Producing Activities (unaudited), page S-21
Comment 2
“We note that you filed on Form 8-K on April 4, 2006 to announce that you signed a Memorandum of Understanding with PDVSA to form a mixed company effective April 1, 2006. We presume the formation of the mixed company will result in changes to our oil and gas reserve quantities. Tell us how you determined that it was unnecessary to disclose, in your interim financial report on Form 10-Q for the fiscal quarter ended March 31, 2006, how this formation change impacts your disclosures about your oil and gas producing activities previously presented in your Form 10-K, as required by paragraph 9 of SFAS 69.”
Response
The conversion to the Mixed Company will impact the disclosure of our oil and gas reserve quantities upon completion of the conversion. The MOU is subject to certain conditions outlined in the Background Information above. Until the conversion is complete many factors required for an accurate assessment of the change in oil and gas reserves are not available. The conversion agreement referred to in the MOU and discussed in our most recent Form 10-Q (MD&A and Risk Factors) is in draft form. This agreement stipulates a twenty year term and the completion of an approved business plan (or reserve development plan) between the owners. The MOU also conditions conversion to the Mixed Company upon finalization of agreement on additional consideration. All of these factors can impact the quantities of oil and gas reserves materially. By way of example, the additional consideration could add additional fields, or oil or gas wells to develop, an expansion of infrastructure, or a modification of the existing boundaries of the fields.
Harvest was very specific on page 3 of its Form 10-K, that “Reserves include production projected through the end of the operating service agreement.”, and on page 4 that, “Our quantities of proved reserves have been reduced to remove undeveloped reserves because the actions taken by the Venezuelan government in 2005 under our operating service agreement have created uncertainty as to whether those reserves will be recovered under the economic and operating conditions which currently exist in Venezuela.” We do not believe the MOU has changed this situation. Indeed, in Item 1A — Risk Factors in our Form 10-Q we commented as follows: “Some of the conditions to completing the conversion to the Mixed Company are largely beyond our control. There are also conditions that depend upon successfully reaching agreement with the government of Venezuela on matters that affect the value to us of the Mixed Company.” On page 12 Note 6 we stated, “The impact, timing and likelihood of the conversion to the Mixed Company cannot be fully ascertained at this time. The 40 percent ownership in the Mixed Company will likely be accounted for under the equity method of accounting with a minority interest to reflect our net 32 percent interest. We will no longer be allowed to consolidate our Venezuelan interest as of April 1, 2006.” Until satisfaction of all conditions to the conversion to the Mixed Company, we believe it would be speculative to comment on the possible impact on our reported reserve position.
Please feel free to contact me directly at 281-899-5714 with any clarifications that you may require.
Very truly yours,
/s/ Steven W. Tholen
Steven W. Tholen
Senior Vice President — Finance,
Chief Financial Officer and Treasurer

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